UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 20, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated April 20, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 20, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

Reference is made to the announcement made by the Company on 13 April 2015 (the “Announcement”) in relation to the Proposal sent to the board of directors of ATV regarding the possible broadcasting of TV Programmes via ATV. Unless otherwise defined herein, capitalised terms used herein shall have the same meaning as defined in the Announcement.

The Company confirms that Mr. Ip Ka Po, an executive director of ATV and Mr. Wong Wai Kay, Ricky have been in contact in today afternoon with regard to the Proposal, and that the Company received written response from ATV in today afternoon showing interests in discussing the Proposal with the Company.

Saved as disclosed above, as at the date of this announcement, neither the Company nor its representatives has entered into any discussion or negotiation in relation to the Proposal with ATV, its shareholders, or the Joint and Several Managers of ATV appointed by the High Court of Hong Kong Special Administrative Regions and no agreement or agreement in principle or understanding has been reached between the parties with regard to the Proposal.

In the light of ATV’s written response aforesaid, the Company will continue to evaluate the situation and the Company confirms that the validity of the Proposal will be extended to 17:00 on 27 April 2015.

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It should be noted that the Company does not know whether the Proposal is of interest to ATV or its stakeholders and whether any agreement or agreement in principle or understanding can be reached with regard to the Proposal. Accordingly, shareholders of the Company and/or investors are advised to exercise extreme caution in assessing the Proposal and its possible materialisation when dealing in the Company’s securities.

By Order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 20 April 2015

As at the date of this announcement, the Executive Directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

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